August 15, 2008

Mr. Christian T. Sandoe Securities and Exchange Commission Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 32 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on July 3, 2008 ("Amendment No. 32"), concerning the following new series of the Trust: Claymore/Delta Global Shipping ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 33 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         COMMENT 1. PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         PURSUANT TO RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, PLEASE CHANGE THE NAME OF THE FUND TO MATCH THAT OF THE INDEX OR ADD A POLICY STATING THAT THE FUND WILL INVEST, UNDER NORMAL CIRCUMSTANCES, AT LEAST 80% OF ITS ASSETS IN THE SECURITIES OF GLOBAL SHIPPING COMPANIES.

                  Response 1. We hereby note name of the Index has been changed to the "Delta Global Shipping Index" and the name of the Fund has been changed to the "Claymore/Delta Global Shipping Index ETF."

         COMMENT 2. PRIMARY INVESTMENT RISKS - SHIPPING INDUSTRY RISK (PAGE 4)

         IN THE FIRST TWO SENTENCES, PLEASE REFER TO THE FUND'S ANTICIPATED CONCENTRATION IN THE GLOBAL SHIPPING INDUSTRY RATHER THAN GENERIC REFERENCES TO CONCENTRATION IN A SINGLE INDUSTRY OR SECTOR.

                  Response 2. The disclosure has been revised accordingly.

         COMMENT 3. SECONDARY INVESTMENT STRATEGIES (PAGE 8)

         PLEASE NOTE THAT THE FUND'S POLICY TO INVEST 80% OF ITS TOTAL ASSETS IN COMPONENT SECURITIES OF THE INDEX AND INVESTMENTS THAT HAVE ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY IDENTICAL TO THE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE THE INDEX IS SET FORTH IN BOTH THE PRIMARY INVESTMENT STRATEGIES SECTION (PAGE 2) AND THE SECONDARY INVESTMENT STRATEGIES SECTION (PAGE 8). PLEASE CLARIFY WHETHER THIS STRATEGY IS A PRIMARY OR SECONDARY ONE.

                  Response 3. The 80% policy is a primary investment strategy. It is reiterated in the "Secondary Investment Strategies" section as an introduction and contrast to the other investments that may be made by the Fund pursuant to its secondary investment policies.

CHRISTIAN SANDOE, ESQ.
AUGUST 15, 2008
PAGE 2


         COMMENT 4. INVESTMENT ADVISORY SERVICES - APPROVAL OF ADVISORY AGREEMENT (PAGE 10)

         PLEASE NOTE THAT THE DISCLOSURE TO SHAREHOLDERS REGARDING THE APPROVAL OF THE ADVISORY AGREEMENT SHOULD BE CONTAINED IN THE REPORT COVERING THE FISCAL PERIOD IN WHICH THE APPROVAL OCCURRED. ACCORDINGLY, PLEASE CONFIRM WHETHER THE DISCLOSURE SHOULD BE PROVIDED IN THE TRUST'S ANNUAL REPORT TO SHAREHOLDERS FOR THE PERIOD ENDING AUGUST 31, 2008 RATHER THAN THE SEMI-ANNUAL REPORT FOR THE FISCAL PERIOD ENDING FEBRUARY 28, 2009.

                  Response 4. The Fund's fiscal year has been changed to May 31. Accordingly, the prospectus has been revised to clarify that the discussion of the factors considered by the board of Trustees will be included in the Trust's semi-annual report for the fiscal period ending November 30, 2008.

STATEMENT OF ADDITIONAL INFORMATION:

         COMMENT 5. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 3)

         PLEASE CLARIFY THAT THE FUND WILL INVEST MORE OR LESS THAN 25% OF ITS ASSETS IN THE SECURITIES OF ANY ONE INDUSTRY OR GROUP OF INDUSTRIES TO THE EXTENT ITS UNDERLYING INDEX EXCEEDS OR FALLS SHORT OF SUCH THRESHHOLD.

                  Response 5. We hereby represent that pursuant to the current disclosure regarding such limitation, the Fund will invest more than 25% of its assets in the securities of any one industry or group of industries if the Index exceeds such threshhold, and will invest less than that amount if the Index falls short of such threshhold.

         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                    Sincerely,


                                                    /s/ Jeremy Senderowicz